UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934



                            SaiphT Corporation
                             (Name of Issuer)


                       Common Stock, par value $.001
                      (Title of Class of Securities)


                                79378M 10 9
                              (CUSIP Number)


                            Sukhbir Singh Mudan
                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              March 19, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 79378M 10 9

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sukhbir Singh Mudan

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ______
     (b) ______

3.   SEC Use Only

4.   Source of Funds (See Instructions)      OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization

     United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         250,000
     8.   Shared Voting Power       -0-
     9.   Sole Dispositive Power    250,000
     10.  Shared Dispositive Power  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     250,000

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     8.2%

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.   Security and Issuer

     Common Stock, par value $.001
     SaiphT Corporation, a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Sukhbir Singh Mudan
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  President and Director of SaiphT Corporation
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United Kingdom

Item 3.   Source and Amount of Funds or Other Consideration

     The shares of common stock were issued for services performed by the reporting person

Item 4.   Purpose of Transaction

     The securities were acquired as compensation for services performed on behalf of the Company. The reporting person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  250,000 shares            8.2%
     (b)  Sole Voting Power         250,000
          Shared Voting Power       -0-
          Sole Dispositive Power    250,000
          Shared Dispositive Power  -0-
     (c) Other than the original issuance of securities as compensation for services performed, there have been no other transactions during the past sixty days.
     (d)  Not Applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 6/12/03

/s/ Sukhbir Singh Mudan
Signature

President
Name/Title


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)